CUSIP No. 62856X102	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MYMD PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

62856X102
(CUSIP Number)

Caroline Williams
The Starwood Trust
324 South Hyde Park Avenue, Suite 350
Tampa, Florida 33606
813-369-5150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 62856X102	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Caroline Williams, Individually and as Trustee of the Starwood Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,972
	8	SHARED VOTING POWER 3,747,210 (1)
	9	SOLE DISPOSITIVE POWER 1,272,972
	10	SHARED DISPOSITIVE POWER 3,747,210 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,020,181 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.16% (2)
14	TYPE OF REPORTING PERSON IN
(1)	Includes up to 1,275,731 shares that may be acquired pursuant to options held by the Starwood Trust.
(2)	Based on 36,880,037 shares of Common Stock outstanding and 1,275,731 options held by the Starwood Trust

CUSIP No. 62856X102	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON The Starwood Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,747,210 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,747,210 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,210 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% (2)
14	TYPE OF REPORTING PERSON OO
(1)	Includes up to 1,275,731 shares that may be acquired pursuant to options held by the Starwood Trust.
(2)	Based on 36,880,037 shares of Common Stock outstanding and 1,275,731 options held by the Starwood Trust.

CUSIP No. 62856X102	Page 4 of 8 Pages

Item 1.	Security and Issuer

This initial Schedule 13D relates to the common stock, no par value (“Company Common Stock”) of MyMD Pharmaceuticals, Inc., a New Jersey corporation previously known as Akers Biosciences, Inc. (the “Company”).  The address of the principal executive offices of the Company is 855 N. Wolfe Street, Suite 623, Baltimore, Maryland 21205.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) Caroline Williams (“Williams”); and (2) The Starwood Trust (“Trust”) (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 2.

(b)	The principal business address of the Reporting Persons is 324 South Hyde Park Avenue, Suite 350, Tampa, Florida 33606.
(c)	Trust is a private trust that holds assets and does not engage in business operations, and Williams is a private individual whose principal business activity is to serve as trustee of Trust.
(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Williams is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 11, 2020, the Company entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MyMD Pharmaceuticals (Florida), Inc., a Florida corporation previously known as MyMD Pharmaceuticals, Inc. (“MyMD Florida”), and XYZ Merger Sub Inc., a Florida corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, on April 16, 2021 (the “Effective Date”), Merger Sub merged with and into MyMD Florida, with MyMD Florida being the surviving corporation and becoming a wholly-owned subsidiary of the Company (the “Merger”).
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

CUSIP No. 62856X102	Page 5 of 8 Pages
Prior to the Merger, Williams directly owned 0 shares of Company Common Stock, and Trust directly owned 0 shares of Company Common Stock. At the effective time of the Merger, without any action on the part of any stockholder, each issued and outstanding share of MyMD Florida’s common stock, par value $0.001 per share (the “MyMD Florida Common Stock”), including shares underlying MyMD Florida’s outstanding equity awards, was converted into the right to receive 0.7718 shares of Company Common Stock. Immediately following the consummation of the Merger, on the Effective Date, the Company completed a 1-for-2 reverse stock split of the issued and outstanding Company Common Stock.
The Reporting Persons did not pay additional consideration to the Company in connection with the Merger and thus no funds were used for such purpose.
References to, and descriptions of, the Merger and the Merger Agreement, as set forth herein, are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.
Item 4.	Purpose of Transaction

This statement related to the acquisition of shares of Company Common Stock by the Reporting Persons. The Reporting Persons acquired the Company Common Stock reported herein as a result of the Merger.
The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Company is attractive, whether because of the market price of the Company Common Stock or otherwise, they may acquire shares of Company Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Company Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other

CUSIP No. 62856X102	Page 6 of 8 Pages

instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act") or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

(a)-(b)
As of the date of this Schedule 13D, Trust beneficially owns 3,747,210 shares of Company Common Stock, which represents 9.82% of the Company Common Stock as of the date hereof. This 3,747,210 includes 1,275,731 shares that may be acquired pursuant to options held by Trust. Williams is the sole trustee of Trust, and by virtue of such relationship, Williams is deemed to have shared voting and investment power with respect to the Company Common Stock held by Trust. Individually, Williams holds and has sole voting and dispositive power over 1,272,972 shares of Company Common Stock, which represents 3.45% of the Company Common Stock as of the date hereof, and together with the shares held by Trust, Williams beneficially owns 5,020,181 shares of Company Common Stock, which represents 13.16% of the Company Common Stock as of the date hereof.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Company Common Stock effected by the Reporting Persons during the last 60 days.
(d)
To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Company Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Reporting Persons have entered into Lock-Up/Leak-Out Agreements, dated November 11, 2020, pursuant to which  they have agreed, among other things, not to sell or dispose of (subject to certain exceptions specified therein) any shares of Company Common Stock which are or will be beneficially owned by them at the effective time of the Merger or which are acquired thereafter, with such shares being released from such restrictions 180 days after the effective time of the Merger. After the expiration of such initial 180-day period, such stockholders will be subject to a 180-day leak-out period during which they may not sell shares in excess of the amount permitted by the Rule 144 volume limitations (even if such stockholder is not currently subject to such provisions of Rule 144), which leak- out period shall be extended for an additional 180 days for any shares of Akers common stock issued upon the exercise of existing options or warrants.

CUSIP No. 62856X102	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1
Agreement and Plan of Merger and Reorganization, dated November 11, 2020, by and among MyMD Pharmaceuticals, Inc., XYZ Merger Sub Inc., and MyMD Pharmaceuticals (Florida), Inc.  (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K dated November 11, 2020 filed with the Securities and Exchange Commission on November 12, 2020)

2
Form of Lock-Up/Leak-Out Agreement, dated November 11, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K dated November 11, 2020 filed with the Securities and Exchange Commission on November 12, 2020)

3	Joint Filing Agreement

[Signatures follow on the next page.]

CUSIP No. 62856X102	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2021.

THE STARWOOD TRUST By: /s/ Caroline Williams Caroline Williams, Trustee
CAROLINE WILLIAMS By: /s/ Caroline Williams Caroline Williams

EXHIBIT 3
JOINT FILING AGREEMENT
The undersigned hereby agree that the Schedule 13D, dated April 26, 2021 (the "Schedule 13D"), filed by the undersigned with respect to shares of common stock, no par value per share, of MyMD Pharmaceuticals, Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement (this "Agreement") shall be included as an Exhibit to the Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 26, 2021.

THE STARWOOD TRUST By: /s/ Caroline Williams Caroline Williams, Trustee
CAROLINE WILLIAMS By: /s/ Caroline Williams Caroline Williams